CHINA TMK BATTERY SYSTEMS, INC. Sanjun Industrial Park No. 2 Huawang Rd., Dalang Street Bao'an District, Shenzhen 518109 People's Republic of China

December 30, 2011

By EDGAR Transmission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request to Withdraw Registration Statement on Form S-1 (File No. 333-139660)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), China TMK Battery Systems, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-139660), filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2010, together with all exhibits thereto (the “Registration Statement”).

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated offering at this time due to unfavorable market conditions. The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this request, please do not hesitate to contact the undersigned at +(86)18688977631 or Dawn Bernd-Schulz, Esq. of Blank Rome LLP, the Registrant’s U.S. securities counsel at (202)772-5946.

CHINA TMK BATTERY SYSTEMS, INC.

By: /s/ Xiangjun Liu
Xiangjun Liu
Chief Executive Officer